SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Firefish, Inc

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

31816P 10 3

(CUSIP Number)

Firefish, Inc.
12707 High Bluff Drive, Suite 200
San Diego, CA 92130
(917) 310-4718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 January 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP NO. 22208A 10 1	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James Price ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER	518,608
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER	518,608
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	518,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.26%
14	TYPE OF REPORTING PERSON*	IN

(Page 2 of 4 Pages)

Item 1.  Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Common Stock”), of Firefish, Inc. a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.  For SEC purposes, the Issuer is a domestic private issuer under the Federal securities laws, and publicly trades on the OTC.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by James Price.
(b)	The residence of James Price is 18498 Calle La Serra, Rancho Santa Fe, CA 92091.
(c)	I am not a director or officer of the Issuer.
(d)	During the last five (5) years, I have not been convicted in any criminal proceeding.
(e)
During the last five (5) years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding I was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	My citizenship is USA.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were received as compensation.
No borrowed funds were used to purchase these shares.

Item 4.  Purpose of Transaction.

I received the shares of Firefish, Inc., as the General Partner of Genesis Venture Fund India I, LP.

There are no plans or proposals which I may have in regard to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

I have no present plans or proposals relating to the Issuer and have no plans to dispose of any of the shares of the Issuer at this time.

Item 5.  Interest in Securities of the Issuer.

(a)
I hold a total of 518,608 shares of common stock of the Issuer directly in my names (James Price and Aero Financial, Inc), which represents 5.26% of a total of 9,866,665 issued and outstanding shares as of the date of this Schedule 13D.

(b)	I have sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.
(c)	During the 60 sixty day period preceding the date of the filing of this Schedule 13D, I have not purchased any shares of the Issuer.
(d)
I have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by me.  I will have the right to receive the dividends.  No one other than I  have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in my name referred to above in paragraph (a) of this Item 5.

(e)	Not applicable.

(Page 3 of 4 Pages)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: January 3, 2012	By: /s/ James Price
Name: James Price

(Page 4 of 4 Pages)